# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048130

## Reporting persons
- Ava Investors S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 17,716,892; sole dispositive power 0; shared dispositive power 17,716,892; aggregate amount beneficially owned 17,716,892 (17.44% of the class)
  Comment: Represents securities received pursuant to that certain Agreement and Plan of Merger, dated as of December 22, 2023 (as amended on April 22, 2024, October 24, 2024 and November 21, 2024, the Merger Agreement), by and among Blaize Holdings, Inc. (f/k/a BurTech Acquisition Corp.) (the Issuer), BurTech Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (Merger Sub), Blaize, Inc., a Delaware corporation (Blaize), and for the limited purposes set forth therein, Burkhan Capital LLC, a Delaware limited liability company (Burkhan), pursuant to which Merger Sub merged with and into Blaize, with Blaize surviving the merger as a wholly owned subsidiary of the Issuer, and shares of common stock of Blaize converted into Common Stock, par value $0.0001 per share, of the Issuer (the Common Stock).
  Consists of 17,716,892 shares of Common Stock, held by Ava Private Markets S.a r.l. (Ava Private Markets) and affiliates. Ava Investors S.A. (Ava Investors) is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
  Percent of class is based on 101,588,967 shares of Common Stock of the Issuer outstanding following closing of the transactions as contemplated by the Merger Agreement as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the Commission) on January 17, 2025 (the January 2025 Form 8-K).
- Ava Private Markets S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 17,716,892; sole dispositive power 0; shared dispositive power 17,716,892; aggregate amount beneficially owned 17,716,892 (17.44% of the class)
  Comment: Represents securities received pursuant to the Merger Agreement pursuant to which shares of common stock of Blaize converted into Common Stock.
  Consists of 17,716,892 shares of Common Stock, held by Ava Private Markets and affiliates. Ava Investors is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
  Percent of class is based on 101,588,967 shares of Common Stock of the Issuer outstanding following closing of the transactions as contemplated by the Merger Agreement as set forth in the the January 2025 Form 8-K.
- Barthelemy Debray: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 17,716,892; aggregate amount beneficially owned 17,716,892 (17.44% of the class)
  Comment: Represents securities received pursuant to the Merger Agreement pursuant to which shares of common stock of Blaize converted into Common Stock.
  Consists of 17,716,892 shares of Common Stock, held by Ava Private Markets and affiliates. Ava Investors is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Barthelemy Debray, Raphaelle Mahieu and Benjamin Hazan may each be deemed to have voting and dispositive power with respect to the securities. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
  Percent of class is based on 101,588,967 shares of Common Stock of the Issuer outstanding following closing of the transactions as contemplated by the Merger Agreement as set forth in the the January 2025 Form 8-K.
- Raphaelle Mahieu: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 17,716,892; aggregate amount beneficially owned 17,716,892 (17.44% of the class)
  Comment: Represents securities received pursuant to the Merger Agreement pursuant to which shares of common stock of Blaize converted into Common Stock.
  Consists of 17,716,892 shares of Common Stock, held by Ava Private Markets and affiliates. Ava Investors is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Barthelemy Debray, Raphaelle Mahieu and Benjamin Hazan may each be deemed to have voting and dispositive power with respect to the securities. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
  Percent of class is based on 101,588,967 shares of Common Stock of the Issuer outstanding following closing of the transactions as contemplated by the Merger Agreement as set forth in the the January 2025 Form 8-K.
- Benjamin Hazan: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 17,716,892; aggregate amount beneficially owned 17,716,892 (17.44% of the class)
  Comment: Represents securities received pursuant to the Merger Agreement pursuant to which shares of common stock of Blaize converted into Common Stock.
  Consists of 17,716,892 shares of Common Stock, held by Ava Private Markets and affiliates. Ava Investors is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Barthelemy Debray, Raphaelle Mahieu and Benjamin Hazan may each be deemed to have voting and dispositive power with respect to the securities. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
  Percent of class is based on 101,588,967 shares of Common Stock of the Issuer outstanding following closing of the transactions as contemplated by the Merger Agreement as set forth in the the January 2025 Form 8-K.

## Item 1. Issuer
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: Blaize Holdings, Inc., 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, CA 95762

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons:
1. Ava Investors S.A.
2. Ava Private Markets S.a r.l.
3. Barthelemy Debray
4. Raphaelle Mahieu
5. Benjamin Hazan
Address of principal business office or, if none, residence:
The registered offices of Ava Investors S.A., Barthelemy Debray, Raphaelle Mahieu and Benjamin Hazan are located at Rue du Rhone 78, 1204 Geneva, Switzerland.

The registered offices of Ava Private Markets S.a r.l. are located at 6, rue Dicks L-1417 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Index

Exhibit No. Description

Exhibit 99.1 Joint Filing Agreement, dated as of January 21, 2025, by and among Ava Private Markets S.a r.l., Ava Investors S.A., Barthelemy Debray, Raphaelle Mahieu and Benjamin Hazan.

## Signatures
- Ava Investors S.A.: /s/ Barthelemy Debray, Barthelemy Debray, Director (01/21/2025)
- Ava Investors S.A.: /s/ Raphaelle Mahieu, Raphaelle Mahieu, Director (01/21/2025)
- Ava Private Markets S.a r.l.: /s/ Barthelemy Debray, Barthelemy Debray, Manager Class A (01/21/2025)
- Ava Private Markets S.a r.l.: /s/ Olivier Lansac, Olivier Lansac, Manager Class B (01/21/2025)
- Barthelemy Debray: /s/ Barthelemy Debray, Barthelemy Debray (01/21/2025)
- Raphaelle Mahieu: /s/ Raphaelle Mahieu, Raphaelle Mahieu (01/21/2025)
- Benjamin Hazan: /s/ Benjamin Hazan, Benjamin Hazan (01/21/2025)
Comment: *Ava Private Markets S.a r.l., acting in respect of its Compartment Blaize, is a private limited liability company (societe a responsabilite limitee) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 6, Rue Dicks, L-1417 Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Societes, Luxembourg) under number B283362.